Exhibit 2(a)

MANAGEMENT’S DISCUSSION AND ANALYSIS

This discussion of the Corporation’s financial results, position and prospects is based on information available at March 23, 2005 and should be read in conjunction with the consolidated financial statements of the Corporation for the years ended December 31, 2004, 2003 and 2002. Additional information, including the Corporation’s Annual Information Form is filed on SEDAR at www.sedar.com.

Results of Operations

Overview

During 2004, TESCO put in place a new senior management team, commenced a significant strategic realignment and took substantial steps to improve its balance sheet and cost structure. The addition of Julio Quintana and Mike Kearney as Chief Operating and Financial Officers, respectively, in the latter half of the year adds substantial industry and management expertise to TESCO’s executive team; in addition, it permits the continuing members of the team to focus more clearly on their own areas of competence.

Under the leadership of the new management team, TESCO completed the realignment of its corporate strategy and the structure in which it will deliver its services and products to its customers in the oil and gas industry in early 2005. As the Corporation continues to better balance its technology development capability with its technology deployment focus, it undertook a review of its organizational structure in order to streamline and enhance the effectiveness of its business lines. Going forward, TESCO will organize its activities into two businesses, Top Drives and Casing Services. The Top Drive business will comprise of top drive sales, top drive rentals, and aftermarket sales and service. The Casing Services business will include casing drilling and casing running, as well as downhole tool rental and accessory sales. These changes, which take effect from January 1, 2005, will be reflected in TESCO’s financial reporting starting with the Corporation’s first quarter report for the three months ending March 31, 2005.

In October 2004, TESCO retired its US$46.5 million Senior Notes. The retirement of the Notes, which carried an interest rate of 7.59%, was funded out of cash on hand and a bank line of credit. At current interest rates, management estimates that TESCO will reduce its net annual interest expense by $3.0 million from the retirement of the Notes. In addition, the Corporation believes it has increased its financial flexibility, as the Notes required TESCO to meet a number of restrictive covenants. Also during 2004, management took steps to rationalize its assets. The land position that had been acquired in Calgary was sold. The top drive rental fleet was reduced to 123 at year end from 129 at the beginning of the year and the carrying value of some units in the fleet was written down to reflect a realistic assessment of their recoverable value. A decision to consolidate TESCO’s manufacturing activities in 2005 has made it necessary to anticipate the disposal of a substantial number of the machine tools acquired with the machining facility in 2003; the expected loss on this disposal has been provided for in the 2004 financial results.

The realignment of the corporate structure allowed TESCO to reduce its management personnel in some areas. The cost of these staff reductions, together with other measures, is provided for in the 2004 financial results.

The Corporation has made these changes in an industry environment that continued to provide significant opportunities to oilfield service companies. The average annual number of active drilling rigs, as reported by Baker Hughes, for the last three years was:

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	2004	2003	2002

United States	1,190	1,032	831
Canada	369	372	266
Latin America (including Mexico)	290	244	214
Europe, Africa and Middle East	348	348	347
Asia Pacific	197	177	171

Worldwide average	2,394	2,174	1,829

Mitigating against this strength in the industry, the US dollar continued to devalue through the year against most other major currencies, including the Canadian dollar. The exchange rate for the US to the Canadian dollar which started 2004 at US$1.00/C$1.29, ended the year at US$1.00/C$1.20, a 7% devaluation. This devaluation of the US dollar against the Canadian currency affects both reported revenues and margins, since approximately 80% of the Corporation’s revenues are earned in US dollars but a substantially lower percentage of expenses included in cost of sales are denominated in US dollars.

Years Ended December 31, 2004, 2003 and 2002

Over the three years ended December 31, 2004, the mix of the Corporation’s business has changed. The relative revenues contributed by the Corporation’s different product lines over the last three years was as follows:

Years ended December 31	2004	2003	2002

($000)
Portable Top Drives	63%	69%	90%
Casing Drilling®	12%	14%	5%
Casing Running	21%	14%	2%
Other	3%	3%	3%

The most significant single factor in the change in mix was the acquisition of the business and assets of Bo Gray and A&M in the fourth quarter of 2002. Revenues from this acquisition account for 82% of Casing Running revenues in 2004, 93% in 2003 and all of the 2002 Casing Running revenues.

REVENUES

Wellsite Services Division

The following is a summary of the third party revenues of the Wellsite Services Division for the periods indicated:

Years ended December 31	2004	2003	2002

($000)
Portable Top Drives	69,950	73,715	81,268
Casing Running
– conventional	31,354	24,147	3,691
– proprietary	6,967	1,800	—
Casing Drilling®
– contract drilling	13,189	17,911	5,383
– downhole tools	1,681	2,100	—
– casing accessories	6,100	6,091	1,746
Other	2,788	2,031	2,345

	132,009	127,795	94,433

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Revenue from the operation of portable top drives declined 5% from 2003 to 2004 and 9% from 2002 to 2003. The 2004 decrease was principally attributable to a reduction in operating days from 19,343 in 2003 to 18,879 in 2004, while the 2003 decrease was the result of lower average daily operating rates.

The geographical distribution of top drive operating days and average daily operating rates over the last three years are as follows:

Operating days	2004		2003		2002
Region	Days	%	Days	%	Days	%

United States	7,129	38	6,119	32	5,850	32
Canada	2,490	13	3,360	17	2,358	13
S. America	3,147	17	2,140	11	2,879	16
Mexico	1,918	10	3,728	19	3,562	19
Asia/Pacific	3,266	17	2,341	12	2,217	12
Europe, Africa, Middle East	929	5	1,655	9	1,495	8

	18,879		19,343		18,361

Average daily operating rates	$3,705		$3,811		$4,415

TESCO earns casing running revenues from its conventional casing running business, which was acquired in the fourth quarter of 2002, and from the application of its proprietary casing running technology. The conventional business generated revenues of $31.4 million in 2004, a 30% increase from 2003, a result of increased business volumes driven by increased drilling activity in the North Louisiana and East Texas regions in which TESCO operates this business. TESCO began marketing its proprietary casing running process in 2003 and generated revenues of approximately $1.8 million in that year. In 2004, revenues increased to $7.0 million, nearly four times the 2003 amount.

Casing Drilling® revenues in 2004 totaled $21.0 million, down $5.0 million from the previous year. This reduction was the result of the Corporation’s shift in focus to improving profit margins from the deployment of this technology. In 2003, revenues had increased by $18.9 million from $7.1 million in 2002 as a result of a full year of operation in South Texas for all three of the Corporation’s purpose-built drilling rigs and additional Casing Drilling® work from contracts in Mexico and Brazil.

Products Division

The following is a summary of the revenues of the Products Division for the periods indicated:

Years ended December 31	2004	2003	2002

($000)
Portable Top Drives
– unit sales	26,903	34,139	40,887
– parts sales and service	16,736	19,928	15,090
Other	3,413	3,774	2,003

Total third party	47,052	57,841	57,980
Internal sales	27,138	39,245	47,632

Total revenues	74,190	97,086	105,612

Portable Top Drive units sold	22	32	25

The Products Division sells and provides after-sales support for the Corporation’s product line. Over the last three years, the division’s external sales have substantially all been related to the Portable Top Drive product line. Sales of top drive systems decreased in dollar value and units in 2004. Unit sales values vary significantly depending on the model and whether the unit was previously operated in TESCO’s rental fleet. The mix of unit sales over the last three years was:

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Years ended December 31	2004	2003	2002

($000)
New units
– electric	11	13	15
– hydraulic	5	13	10

	16	26	25

Used units	6	6	—

Total units sold	22	32	25

Average sales value/unit	$1,223	$1,067	$1,635

In addition to selling top drive units, TESCO provides service and parts sales to support many of the sold units. Historically, this business has been operated principally from the Corporation’s Calgary base. The geographic spread of the installed base of TESCO’s sold top drive units has made it increasingly difficult to drive revenue growth for this activity. Towards the end of 2004, management has initiated steps to locate service and parts centers, including sales personnel, in strategic locations around the world to facilitate access to service and parts sales opportunities presented by the increasing size of the installed base of sold top drives.

GROSS PROFIT AND OPERATING CONTRIBUTION

Years ended December 31	2004		2003		2002

Sales	179,061	100%	185,663	100%	152,413	100%

Gross profit	66,294	37%	63,392	34%	58,700	39%
Less:
Selling, general and administrative	34,002	19%	34,854	19%	33,649	22%
Product development	3,882	2%	9,893	5%	11,757	8%
Depreciation	18,905	11%	16,862	9%	12,077	8%

Operating contribution	9,505	5%	1,783	1%	1,217	1%

GROSS PROFIT

The Corporation’s gross profit in 2004 increased to $66.3 million from $63.4 million in the previous year on a reduced revenue base. The improvement in gross margin percentage is attributable to the actions taken in 2003 to realign the Corporation’s cost structure. These benefits were offset to some degree by the devaluation of the US dollar against the Canadian dollar. The Corporation operates in geographic markets, other than Canada, in which oilfield services are priced in US dollars. This limits management’s flexibility to adjust the prices for its products and services to compensate for the relative increase in the Corporation’s Canadian dollar cost base.

OPERATING CONTRIBUTION

Operating contribution, which is computed as gross profit less selling, general and administrative expenses, product development expense and depreciation, is considered by management to be a useful, supplemental, measure of TESCO’s financial performance.

Selling, General and Administrative

Selling, general and administrative expenses decreased slightly to $34.0 million compared with 2003. Reductions in general and administrative expenses from actions taken in 2003 to realign the Corporation’s cost structure resulted in savings of approximately $1.9 million during the year. These savings were offset by increased selling expenses as the Corporation hired additional sales personnel and by incremental costs incurred towards the end of the year as the Corporation began the work necessary to meet the financial controls certification requirements of the U.S. Sarbanes Oxley legislation.

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Product Development

The Corporation began to reduce its product development expense in 2003 in response to the increasing maturity of the Corporation’s new Casing Drilling® and casing running technologies. In the final quarter of 2003, product development expense was $1.2 million compared to $2.8 million in the first quarter. During 2004, this quarterly rate of $1.2 million was further reduced resulting in a 2004 product development expense of $3.9 million.

Depreciation

Depreciation expense in 2004 was $18.9 million, an increase of $2.0 million from the prior year. Depreciation of the machining facility acquired mid-way through 2003 for a full year in 2004 added $0.9 million to the current year depreciation expense. The balance of the increase was the result of adding new casing services equipment.

Stock Compensation Expense

The Corporation began recording an expense in respect of employee stock options in 2003 for options granted after December 31, 2002. The increase in this expense in 2004 compared with 2003 is the result of options granted in 2004.

FINANCIAL EXPENSES

Years ended December 31	2004	2003	2002

($000)
Interest income	750	630	2,473
Interest expense	4,170	5,259	5,606

Net interest expense	3,420	4,629	3,133
Foreign exchange (gain) loss	2,316	3,048	1,135
Other financial items	491	(458)	(1,570)

	6,227	7,219	2,698

Cash balances, short-term interest rates and the exchange rate of the US dollar on the dates indicated were:

	Cash	Bank of Canada	Exchange
	balance	rate	rate
Average for the year:	($ million)	(%)	(US/Cdn.$)

2002	106.6	2.70	1.57
2003	40.0	3.19	1.41
2004	43.9	2.70	1.31

Net interest expense was lower in 2004 compared with 2003 principally as a result of the retirement of the Corporation’s Senior Notes on October 15, 2004. The monthly interest expense on these Notes was approximately US$295,000. The increase in net interest expense in 2003 compared with 2002 was principally the result of a reduction in interest income earned on the Corporation’s cash balances, which were lower throughout 2003 as compared with 2002.

The Corporation’s foreign exchange losses are principally the result of the significant devaluation over the last two years of the US dollar relative to the Canadian dollar. Since TESCO earns approximately 80% of its revenues in US dollars, the Corporation’s cash and receivables balances denominated in US dollars typically exceed its US dollar denominated accounts payable and debt obligations resulting in foreign exchange translation losses when the US dollar devalues relative to the Canadian dollar.

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Restructuring and Other Exceptional Items

Under the leadership of the new management team, TESCO completed the realignment of its corporate strategy and the structure in which it will deliver its services and products to its customers in the oil and gas industry in early 2005. As the Corporation continues to better balance its technology development capability with its technology deployment focus, it undertook a review of its organizational structure in order to streamline and enhance the effectiveness of its business lines. As a result of this review, actions were taken or committed to that resulted in the Corporation recording substantial charges against earnings in the final quarter of 2004 that are non-recurring and do not typify normal business activities of the Corporation. These charges are:

Workforce reduction. The Corporation committed to significant personnel reductions in the Houston and Calgary offices in December 2004. In addition, the Corporation committed to shutting down its operations in Algeria. Full provision has been made for severance and other costs associated with these closures.	$1,950

Rationalization of manufacturing facilities. The Corporation’s decision to pursue the opportunity to acquire a fully equipped machine shop in Calgary resulted in management abandoning plans to construct a new, consolidated facility. A provision was taken in 2003 for the difference between the expected realization from the sale of the land acquired for this new facility and the accumulated acquisition and facility design costs. The Corporation completed the sale of all of the land in 2004 at an amount that resulted in a recovery of $377 over the written down value. In 2004, management committed to a plan to consolidate all of its manufacturing activities into the machine shop building acquired in 2003. This plan requires the disposal of a number of the machine tools acquired with the building. Management has written down the book value of these machines to their estimated recoverable value, established through an independent appraisal obtained in February 2005, resulting in a charge of $1,174.
797

Impairment of drilling equipment. The Corporation has identified certain assets included in its fleet of drilling equipment that management has assessed as being unable to recover their capitalized cost over their economic life. These assets, which consist of prototype or specific purpose items, were put into service at a cost in excess of that which is recoverable from the activities for which they will now be utilized.	2,104

$4,851

Income Taxes

The Corporation conducts business in and is taxable on profits earned in a number of different jurisdictions around the world. Income tax expense as a percentage of pre-tax earnings fluctuates from year to year based on the level of profits earned in and tax rates applicable to these different jurisdictions. In 2004, the Corporation conducted an analysis of tax assets and liabilities and as a result there was a reduction in deferred tax assets in the amount of $3.3 million. This had the effect of increasing the effective tax rate for 2004.

The Corporation has been advised by the Mexican tax authorities that they believe significant expenses incurred by TESCO’s Mexican operations in 1996-2000 are not deductible for Mexican tax purposes. Formal reassessments disallowing these deductions were issued in respect of 1996-2000. All of these reassessments have been appealed to the Mexican court system. Although the years 1997, 1998 and 1999 have been decided in TESCO’s favour, TESCO’s Mexican tax advisors have indicated that the tax authorities have the right to recommence audit proceedings and issue new reassessments at any time until years become statute barred. TESCO understands that these years become statute barred over the period 2005-2007. TESCO has received no indication from the Mexican tax authorities of their intentions with respect to these years and

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management is unable to predict on what grounds the tax authorities may issue further reassessments or estimate the amount of any additional taxes that may be claimed. The Corporation’s exposure in respect of these reassessments, including taxes, interest and penalties, was estimated to be $10.9 million prior to the favorable court decision related to 1997-1999. The reassessments in respect of 1996 and 2000 are still before the Mexican courts. Management estimates that the current maximum exposure to the Corporation, including taxes, interest and penalties, in respect of these two years still before the courts is approximately $4.8 million, of which approximately $4.0 million has been paid and is included as a long term receivable in Intangible and Other Assets. TESCO continues to believe that the basis for the reassessments is incorrect. Should the Corporation be unsuccessful in overturning the reassessments, the amount paid in respect of 1996 together with amounts as yet unpaid will be recorded as a charge against earnings, offset to some extent by the ability to claim additional foreign tax credits against Canadian taxes. If the Mexican Tax Authorities recommence audit proceedings and issue new reassessments for 1997-1999, and the Corporation does not prevail and is held liable for the additional taxes, interest and penalties for all years of 1996-2000, the maximum exposure would be $15.7 million.

Quarter Ended December 31, 2004

Revenues in the final quarter of 2004 were down slightly from the previous quarter as a $3.7 million decrease in revenues from sales of top drives was offset by increases in both Casing Drilling® and casing running revenues. Revenues from the operation of TESCO’s proprietary casing running system increased sequentially in the quarter to $2.7 million from $1.8 million, a 50% growth rate. Gross margin percentage in the quarter was adversely affected by the accrual of anticipated settlement costs arising from a fatality accident in the Bo Gray casing running division. The Corporation incurred a small loss before restructuring and other exceptional items compared to earnings of $1.7 million in the immediately preceding quarter. Product development expense in the fourth quarter was $0.5 million; in conjunction with the strategic realignment initiative, management has identified a number of critical product development projects for 2005 which is expected to result in an increase in product development expense in 2005 to approximately $5.0 million. Stock compensation expense for the quarter was $1.1 million, which was an increase of $0.3 million from the preceding quarter, the result of a full quarter’s expense related to options granted at the end of the previous quarter. Financial expense increased by $0.7 million to $2.2 million in the quarter. Net interest expense decreased by $0.8 million as a result of the elimination of interest expense on the Senior Notes, which were retired on October 15. This saving was offset by a foreign exchange translation loss of $1.8 million in the quarter, $1.4 million higher than the translation loss recorded in the preceding quarter. During the fourth quarter, the exchange rate for the US dollar to Canadian dollars went from approximately US$1.00/C$1.27 to US$1.00/C$1.20.

Transactions with Related Parties

Drillers Technology Corp. (“DTC”) is a drilling contractor with which the Corporation has had and continues to have business transactions, both as a vendor and a customer, on normal commercial terms. DTC was related to TESCO by virtue of the Corporation’s 22% equity ownership of DTC’s common shares and the appointment of two of the Corporation’s executives to the Board of Directors of DTC. After May, 2003, when the Corporation’s equity ownership was diluted to 18% and its representation was reduced to one member of DTC’s seven person Board, DTC was no longer considered to be related to the Corporation. The following amounts are included in the consolidated financial statements (after eliminating inter-company profits) in respect of these transactions for the period during which the Corporation was related to DTC:

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	2003	2002

Revenues	$2,050	$916
Cost of sales	234	1,341
Product development expense	—	2,013
Accounts receivable	—	733
Accounts payable	—	—

Critical Accounting Estimates

The preparation and presentation of the Corporation’s financial statements requires management to make estimates that significantly affect the results of operations and financial position reflected in the financial statements. In making these estimates, management applies accounting policies and principles that it considers provide the most meaningful and reliable financial reporting. Management considers the most significant of these estimates and their impact to be:

Accounting for Stock Options

The Corporation recognizes a compensation expense on options granted to employees. This compensation expense is based on the theoretical fair value of each option at its grant date, the estimation of which requires management to make assumptions about the future volatility of the Corporation’s stock price, future interest rates and the timing of employees’ decisions to exercise their options. The effect of a change in one or more of these variables could result in a materially different fair value.

Allowance for Doubtful Accounts Receivable

The Corporation performs ongoing credit evaluations of our customers and grants credit based upon past payment history, financial condition and anticipated industry conditions. Customer payments are regularly monitored and a provision for doubtful accounts is established based upon specific situations and overall industry conditions. The Corporation’s history of bad debt losses has been within expectations and generally limited to specific customer circumstances, however, given the cyclical nature of the oil and gas industry, a customer’s ability to fulfill its payment obligations can change suddenly and without notice. In addition, many of our customers are located in international areas that are inherently subject to risks of economic, political and civil instabilities, which may impact our ability to collect those accounts receivable.

Excess and Obsolete Inventory Provisions

Quantities of inventory on hand are regularly reviewed and provisions for excess or obsolete inventory are established based on historical usage patterns and known changes to equipment or processes that would render specific items no longer usable in operations. Significant or unanticipated changes in business conditions could impact the amount and timing of any additional provision for excess or obsolete inventory that may be required.

Impairment of Long-lived Assets

Long-lived assets, which include property, plant and equipment, investment, goodwill and intangible and other assets, comprise a substantial portion of the Corporation’s assets. The carrying value of these assets is periodically reviewed for impairment or whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. This requires management to forecast future cash flows to be derived from the utilization of these assets based upon assumptions about future business conditions or technological developments. Significant, unanticipated changes in circumstances could make these assumptions invalid and require changes to the carrying value of the Corporation’s long-lived assets.

Income Taxes

The Corporation uses the liability method which takes into account the differences between financial statement treatment and tax treatment of certain transactions, assets and liabilities. Future tax assets and

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liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Valuation allowances are established to reduce future tax assets when it is more likely than not that some portion or all of the asset will not be realized. Estimates of future taxable income and the continuation of ongoing prudent tax planning arrangements have been considered in assessing the utilization of available tax losses. Changes in circumstances and assumptions and clarification of uncertain tax regimes may require changes to the valuation allowances associated with the Corporation’s future tax assets.

Accounting Changes

The Corporation has not made any changes to or adopted any new accounting policies in 2004.

Impact of Anticipated Accounting Changes

The Corporation prepares its financial statements using policies that conform with accounting principles generally accepted in Canada. From time to time, the Canadian Institute of Chartered Accountants (CICA) mandates changes to these principles that require changes to the Corporation’s accounting policies. Management is not aware of any currently proposed changes that would affect the Corporation’s accounting policies, nor is management considering any changes from existing policies.

Liquidity and Capital Resources

TESCO’s net cash or debt position for the last three years comprised the following items:

	2004	2003	2002

Cash	18,879	52,075	58,687
Bank borrowings	(12,036)	—	—

Net cash (bank borrowings)	6,843	52,075	58,687
Senior Notes	—	60,024	72,833
Other long term debt	5,903	7,194	—

Net debt (cash)	(940)	15,143	14,146

During 2004, the Corporation retired US$46.5 million of Senior Notes. Retirement of these Notes was funded from the Corporation’s cash resources supplemented by drawing down US$10.0 million on the existing bank operating line. At December 31, 2004, the Corporation’s cash balances were $18.9 million, which exceeded its bank borrowings and long term debt by approximately $1.0 million. The Corporation has available to it additional, undrawn lines of credit with its bankers which, at December 31, 2004, amounted to $21.9 million.

	2004	2003	2002

Accounts receivable	41,661	41,817	58,808
Inventories	33,238	38,791	42,915
Accounts payable	(29,543)	(34,013)	(26,220)

	45,356	46,595	75,503

The Corporation’s investment in working capital, excluding cash, has decreased to $45.4 million at December 31, 2004 from $75.5 million at December 31, 2002. The reduction of $1.2 million during 2004 is principally attributable to a $5.6 million reduction in inventories.

During the year, the Corporation reduced the carrying value of its non-current assets by $21.7 million, the largest component of which was the depreciation, amortization and impairment charges taken in the year. Net expenditures on property, plant and equipment were $4.4 million, comprising $10.2 million of expenditures, most of which related to the addition of equipment related to TESCO’s casing running business million, less $5.8 million of proceeds, primarily from the sale of top drives previously included in the rental fleet. The Corporation also realized $9.5 million from the sale of its Calgary land holding.

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Goodwill increased by $3.6 million as the Corporation accrued the final payment of the purchase price for the Bo Gray acquisition; this amount was paid in January 2005.

Financial Instruments

From time to time, derivative financial instruments are utilized by the Corporation in the management of its foreign currency and interest rate exposures. The Corporation does not use derivative financial instruments for trading or speculative purposes and accounts for all such instruments using the fair value method. Currency exchange exposures on foreign currency denominated balances and anticipated cash flows are managed by foreign exchange forward contracts when it is deemed appropriate. Exposures arising from changes in prevailing levels of interest rates relative to the contractual rates on the Corporation’s debt are managed by entering into interest rate swap agreements when it is deemed appropriate. The fair value of derivative financial instruments to which the Corporation is a party is recorded on the balance sheet and disclosed separately. All gains and losses, both realized and unrealized, are recorded in income as they arise and are included in Other Financial Items. The Corporation was not a party to any derivative financial instruments at December 31, 2004, 2003 or 2002.

The carrying value of cash, investments in short-term commercial paper and other money market instruments, accounts receivable, accounts payable and accrued liabilities approximates their fair value due to the relatively short-term period to maturity of the instruments.

The Corporation has made deposits and has certain receivables that are not refundable or due within one year. Management has reviewed these items, which are included in Intangible and Other Assets, by reference to their terms, including rates of interest earned, and determined that their fair value is not materially different than their carrying value.

The fair value of the Corporation’s long-term debt depends primarily on current market interest rates for debt issued with similar maturities by companies with risk profiles similar to the Corporation’s. The fair value of the Corporation’s long term debt at December 31, 2004 is $5,903 (2003 – $70,931, 2002 – $77,230).

The Corporation’s accounts receivable are principally with major international and state oil and gas service and exploration and production companies and are subject to normal industry credit risks.

Contractual Obligations

The Corporation was committed to make payments pursuant to contractual obligations at December 31, 2004 as follows:

	Payments Due
Nature of obligation	2005	2006/2007	2008/2009	After 2009	Total

Mortgage	$232	$2,324	$—	$—	$2,556
Capital lease	850	1,700	1,330	—	3,880
Operating leases	1,336	1,169	243	—	2,748

	$2,418	$5,193	$1,573	$—	$9,184

Payments due on debt and capital lease commitments include contractually required interest payments. Obligations denominated in currencies other than Canadian dollars are converted at exchange rates in effect at year end.

Share Capital

At March 16, 2005, the Corporation’s issued and outstanding share capital consisted of 34,993,280 voting common shares with no par value and had granted options to acquire a further 2,317,625 voting common shares to employees. The Corporation has no other voting securities or rights to acquire voting securities outstanding.

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